

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Victor Wing Cheung Koo
Chief Executive Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080
The People's Republic of China

Re: **Youku Tudou Inc.**
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 28, 2015
File No. 001-34977

Dear Mr. Koo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please tell us what other considerations and information management uses to assess metrics involving user traffic, engagement and revenue generation. Please tell us whether you consider other user information, beyond the number of visits used to compute "daily mobile views" and "monthly unique visitors," to better understand how engagement relates to revenue generation. For example, such information could include, but is not limited to, demographics, frequency of user engagement with videos and/or average time spent engaging videos. As you know, MD&A includes providing readers with a view of the company through the eyes of management. Refer to Section I.B and III.B.1 of SEC Release 33-8350.

Item 5. Operating and Financial Review and Prospects

Comparison of the Years Ended December 31, 2013 and 2014, page 90

2.   Per your disclosure, you attribute the growth in brand advertising revenue to "increased average spend per advertiser." In your earnings call, you cite how the 10-15% rate card increases and higher mobile advertising contribute to such growth. Please provide balance in your disclosure by stating, if true, that such factors more than offset the high churn/non-renewals of your brand advertisers. We note your disclosure in the last paragraph on page 4 of your filing. Refer to Item 303(a)(3)(iii) of Regulation S-K.

18. Commitments and Contingencies, page F-44

3.   Please tell us in detail of the nature of your licensed copyright agreements and how you are accounting for such agreements. Refer to your basis in the accounting literature. We note your licensed copyrights contractual obligations of RMB1.8 billion on page 96 and it appears such obligations are not reflected in the consolidated balance sheets.

Revenue recognition, page F-25

4.   In your earnings call, you cite that Heyi Pictures had total box office receipts of RMB3.3 billion. Please tell us why you did not disclose your revenue recognition and related production costs policies for Heyi Pictures. We note your capitalized content production costs disclosures on page F-21. In addition, tell us the gross amounts of the 2014 revenues and related production costs from Heyi Pictures and how they are presented in the financial statements. Further, tell us why revenues and related production costs are not discussed in your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Hugh Wu
        Youku Tudou Inc.